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July 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Lauren Hamilton

Re:

The Charles Schwab Family of Funds (File Nos. 033-31894 and 811-05954); Schwab Capital Trust (File Nos. 033-62470 and 811-07704); Schwab Investments (File Nos. 033-37459 and 811-06200); and Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (each, a “Registrant” and collectively, the “Registrants”) — Sarbanes-Oxley Review of Registrants

Dear Ms. Hamilton:

This letter responds to comments that you conveyed orally via a telephone conference with Robin R. Nesbitt and Christine M. Pierangeli of Charles Schwab Investment Management, Inc. (“CSIM”), and Gary E. Brooks and me of Dechert LLP on June 6, 2017, in connection with your review of certain filings and other materials of the Registrants pursuant to the Sarbanes-Oxley Act of 2002. As you noted on the telephone conference, your comments relate to the Registrants’ most recent annual and semi-annual reports to shareholders (collectively, the “Reports”) filed with the Securities and Exchange Commission (“SEC”), and you noted that the Registrants should incorporate any changes resulting from your comments in future shareholder reports, as applicable. A summary of your comments, followed by the Registrants’ responses, is set forth below:

1.

Comment: The Schwab U.S. REIT ETF’s “Principal investment strategies” section of the Fund’s summary prospectus dated June 30, 2016, states that “[u]nder normal circumstances, the fund may invest up to 10% of its net assets in securities not included in its index. The principal types of these investments include those that the investment adviser believes will help the fund track the index, such as … derivatives, principally futures contracts. The fund may use futures contracts and other derivatives primarily to seek returns on the fund’s otherwise uninvested cash assets to help it better track the Index.” Based on the Schwab U.S. REIT ETF’s recent Reports, the SEC staff notes that it appears that the Fund has not invested in derivatives, including futures, for at least the last three years. Please confirm supplementally whether the Fund’s use of derivatives (and futures) is considered a principal investment strategy of the Fund and, if not, please consider removing this disclosure from the prospectus or including the disclosure in the statutory prospectus in response to Item 9 of Form N-1A.

Response: The Schwab U.S. REIT ETF may invest, and has in the past invested, in derivatives as a part of its principal investment strategy in the future. As a result, the Fund has therefore determined not to remove the disclosure referenced above regarding derivatives and futures from the prospectus.

2.

Comment: The SEC staff notes that Note 2(d) of the “Financial Notes” for the Schwab U.S. REIT ETF’s Report states that “[c]ertain distributions received from REITs during the year, which are known to be a return of capital or realized gains, are recorded as a reduction to the cost of the individual REITs or realized gains on investments, respectively.” Please disclose how the Schwab U.S. REIT ETF calculates or determines the return of capital or realized gain amounts resulting from distributions from an underlying REIT prior to the close of the underlying REIT’s taxable year since the tax characteristics may not be known.

Response: Going forward the Schwab U.S. REIT ETF will disclose the following in its Reports: “The Fund’s policy is to record all REIT distributions initially as dividend income on the ex-dividend date and then re-designate them as return of capital and/or capital gain distributions at the end of the reporting period based on information provided annually by each REIT, and management estimates such re-designations when actual information has not yet been reported.”

3.	Comment: Please supplementally confirm that CSIM and its affiliates do not have the ability to recoup previously waived fees or expenses under any applicable contractual expense limitation agreements.

Response: The Registrants hereby confirm that CSIM and its affiliates do not have the ability to recoup previously waived fees or expenses under any applicable contractual expense limitation agreements.

4.

Comment: The Schwab Fundamental Global Real Estate Index Fund’s “Annual fund operating expenses” table in the Fund’s prospectus dated June 30, 2016, states that the Fund’s “Total annual fund operating expenses” are 0.81%. The Fund’s “Financial Highlights” for the period ended February 29, 2016, state that the “Gross operating expenses” are 0.89%. Further, there is no footnote stating that the expense information has been restated to reflect current fees. Please note that this appears to be inconsistent with Instruction 3(d)(i)-(iii) of Item 3 of Form N-1A, including Instruction 3(d)(ii), which provides that, if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the table, a registrant should restate the expense information using the current fees as if they had been in effect during the previous fiscal year and disclose in a footnote to the table that the expense information in the table has been restated to reflect current fees. Please supplementally explain this apparent inconsistency.

Response: The Fund notes that the gross operating expenses of 0.89% from the Fund’s “Financial Highlights” include expenses of 0.01% for proxy related expenses and 0.07% for offering costs, which were both non-recurring expenses. As a result, consistent with Instruction 3(d)(ii) to Item 3 of Form N-1A, the fund restated its expenses to reflect current fees and did not include those expenses in the annual fund operating expenses table. The Registrant did include disclosure to the annual fund operating expenses table related to the proxy expenses given that these expenses were excluded from the Fund’s expense cap as extraordinary expenses. The Registrants note that they will provide appropriate disclosure in a footnote to the annual fund operating expenses table for future filings, consistent with Instruction 3(d) of Item 3 of Form N-1A.

5.

Comment: The Schwab U.S. Large-Cap Growth ETF’s and the Schwab U.S. Large-Cap Value ETF’s “Annual fund operating expenses” tables in the Funds’ prospectuses dated December 29, 2016, state that the “Total annual fund operating expenses” for both Funds are 0.04%. Each Fund’s “Financial Highlights” for the periods ended August 21, 2015 and August 31, 2016, state that the “Total expenses” are 0.07%. In addition, a supplement dated November 17, 2015 to the Funds’ prospectus dated December 29, 2014 stated that the “New Management Fee” for each Fund is 0.06%. Please note that this appears to be inconsistent with Instruction 3(d)(i)-(iii) of Item 3 of Form N-1A, including Instruction 3(d)(ii), which provides that if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the table, a registrant should restate the expense information using the current fees as if they had been in effect during the previous fiscal year and disclose in a footnote to the table that the expense information in the table has been restated to reflect current fees. Please supplementally explain this apparent inconsistency.

Response: Effective December 29, 2016, the management fees for each of these two Funds were reduced from 0.06% to 0.04% by the Funds’ Board of Trustees and without shareholder approval based on a finding that there would be no reduction or modification in the nature or level of services as a result of the management fee reduction. As such, the management fees and total annual fund operating expenses in the “Annual fund operating expenses” tables in the Funds’ prospectus dated December 29, 2016 were each restated as 0.04% to reflect current fees. Going forward, the Registrants will include a footnote to the expense table in this type of situation explaining that the expenses have been restated to reflect current fees to ensure compliance with Instruction 3(d) of Item 3 of Form N-1A.

6.	Comment: Please disclose the expiration date(s) of all warrants held by the Schwab Small-Cap Index Fund in the “Condensed Portfolio Holdings” schedule of any shareholder reports going forward.

Response: Regulation S-X does not require the expiration dates of warrants held by the Fund to be disclosed in the “Condensed Portfolio Holdings Schedule” of shareholder reports. If the expiration date(s) of warrants held by the Fund are available, they are currently disclosed and will continue to be disclosed in the “Full Portfolio Holdings Schedule” of all shareholder reports. Please note that the Fund’s holdings in warrants are immaterial to the Fund’s portfolio.

7.

Comment: The Schwab Small-Cap Index Fund’s and the Schwab International Index Fund’s “Annual fund operating expenses” tables in the Funds’ summary prospectuses dated March 1, 2017, state that the “Total annual fund operating expenses” are 0.05% and 0.06%, respectively. The supplement dated February 2, 2017 to the Schwab Small-Cap Index Fund’s and the Schwab International Index Fund’s prospectus dated February 25, 2016 states that the “New Total Annual Fund Operating Expenses” are 0.06% and 0.07%, respectively, and these figures are consistent with the Funds’ “Annual fund operating expenses” tables in the Funds’ prospectus dated February 28, 2017. Please supplementally explain this apparent discrepancy.

Response: Effective March 1, 2017, the management fees for the Schwab Small-Cap Index Fund and the Schwab International Index Fund were reduced from 0.06% and 0.07%, respectively, to 0.05% and 0.06%, respectively, by the Funds’ Board of Trustees and without shareholder approval based on a finding that there would be no reduction or modification in the nature or level of services as a result of the management fee reduction. As such, the management fees and total annual fund operating expenses in the “Annual fund operating expenses” tables in the Funds’ summary prospectuses dated March 1, 2017, were each restated to reflect the current fees. The Registrants note that they included footnotes to the Funds’ expense tables explaining that the expenses had been restated to reflect current fees, consistent with Instruction 3(d) of Item 3 of Form N-1A.

8.

Comment: The SEC staff notes that, with respect to Schwab Capital Trust’s Reports for the fiscal year ended October 31, 2016, the principal executive officer and principal financial officer (collectively, the “Principal Officers”) signed the Form N-CSR certifications on December 14, 2016, prior to the date that PricewaterhouseCoopers LLP (“PwC”) issued its audit reports on December 16, 2016. Please supplementally confirm that the Principal Officers were comfortable signing the Registrant’s Form N-CSR certifications prior to the issuance of the audit reports.

Response: Schwab Capital Trust’s Principal Officers certified the financial and other information contained in the October 31, 2016 Reports consistent with the Registrant’s Fund Regulatory Filings Policies and Procedures. The Registrant confirms that the Principal Officers were comfortable signing the Form N-CSR certifications prior to the date the audit reports were issued because the Principal Officers signed such certifications after having performed their certification procedures and having received communications from PricewaterhouseCoopers (PwC), the funds’ independent registered public accounting firm, describing the findings of each audit. The Registrant notes, however, that going forward, the Principal Officers will sign Form N-CSR certifications no earlier than the date the respective audit report is issued.

9.

Comment: The SEC staff noted that the Schwab Hedged Equity Fund has reported high portfolio turnover rates (rates in excess of 100%) for each of the last five years. Please consider adding principal risk disclosure in the Fund’s prospectus describing the risks associated with high portfolio turnover.

Response: The Schwab Hedged Equity Fund’s “Principal investment strategies” section of the prospectus states that “[t]he fund may buy and sell portfolio securities actively. If it does, its portfolio turnover rate and transaction costs may rise, which may lower fund performance and may increase the likelihood of capital gains distributions.” The Fund respectfully declines to include additional disclosure in the prospectus because the Fund believes that the existing “Principal investment strategies” disclosure adequately reflects the risks associated with actively buying and selling portfolio securities. The Fund will however continue to evaluate the SEC staff’s recommendation in future filings.

10.

Comment: The SEC staff notes that, in the Report dated August 31, 2016 for the Schwab Emerging Markets Equity ETF, the “Financial Notes” state that “[t]he professional fees related to foreign withholding tax claims discussed in financial note 2 were non-routine expenses. However, the investment adviser agreed to pay these professional fees for this reporting period, subject to reimbursement by the funds to the extent the funds are able to successfully recover taxes withheld.” Please supplementally confirm the length of the recoupment period.

Response: Because the recovery of foreign withholding tax reclaims is uncertain, CSIM and the Fund’s Board have agreed that CSIM will pay the fees related to such claims so that the Fund can seek to recover taxes withheld for the benefit of its shareholders, subject to recoupment of any fees by CSIM. The recoupment of fees paid is contingent on the Fund recovering taxes withheld and is not recoverable from any source other than the reclaimed taxes and is limited to the amount paid by CSIM. There is no timeframe for which the recoupment period will last as it is dependent on when and if the Fund is successful in recovering taxes withheld, for which timing is unknown.

11.

Comment: The SEC staff notes that the Schwab Total Bond Market Fund’s Report for the fiscal year ended August 31, 2016 references a pending legal matter in the “Financial Notes”. Please include a separate “Commitments and Contingencies” line item in the Statement of Assets and Liabilities, as required to be disclosed by Rule 6-04, Item 15, of Regulation S-X, as well as a parenthetical reference to Note 9 of the Financial Notes, which discusses the pending legal matter.

Response: Note 4 of the Schwab Total Bond Market Fund’s Report for the fiscal year ended August 31, 2016 discusses the commitments and contingencies with regard to the pending legal matter referenced in Note 9. There will be no further Reports for this Fund as is it scheduled to be liquidated on August 18, 2017.

12.

Comment: The SEC staff notes that, with respect to the website of those Schwab Funds that are money market funds subject to Rule 2a-7 (all series of The Charles Schwab Family of Funds) (the “Schwab MMFs”), it is unable to locate a link to the website of the SEC where a user may obtain the most recent twelve months of publicly available information filed by the Schwab MMFs on Form N-MFP. Please supplementally confirm whether such a link has been provided in accordance with Rule 2a-7(h)(10)(iv). In addition, please supplementally confirm if there have been any instances of historical support provided to any of the Schwab MMFs and, if so, please disclose that on the Schwab MMFs’ website in accordance with Rule 2a-7(h)(10).

Response: The Registrant notes that a link to a website of the SEC exists on each Fund’s individual webpage by selecting “Portfolio”, “View Portfolio Holdings” and “Form N-MFP Link”. The Registrant confirms that there are no instances of historical support to disclose on the website in accordance with Rule 2a-7(h)(10).

13.

Comment: In the “Performance and Fund Facts” sections of the Reports, the Funds disclose net and gross expense ratios from their respective current prospectuses, as applicable. Because the “Financial Highlights” included in the Reports include more recent expense information, please ensure that the footnote to the “Fund Expense Ratios” disclosure adequately informs shareholders that the “Financial Highlights” in the Report include a more recent expense ratio.

Response: The Registrants note that the general statement contained in each footnote to the Fund Expense Ratios disclosure—which provides that “[f]or actual ratios during the period, refer to the Financial Highlights section of the financial statements”—adequately informs shareholders that the Financial Highlights in the report include a more recent expense ratio. Therefore, the Registrants respectfully decline to make any changes in response to this comment.

14.

Comment: For Schwab Capital Trust, please supplementally confirm that, as of the date of each Report, there were no amounts payable to the Independent Trustees that would be required to be disclosed as a separate item in the Statements of Assets and Liabilities, as required by Rule 6-04, Item 12, of Regulation S-X. Please also supplementally confirm that, for purposes of future shareholder reports, the Registrant will disclose any such amounts, if necessary.

Response: Schwab Capital Trust hereby confirms that, as of the date of each Report, there were no amounts payable to the Independent Trustees as all Independent Trustee fees were paid prior to the end of the fiscal period. As a result, the Statements of Assets and Liabilities correctly provided no payable for Independent Trustee fees. The Registrant also hereby confirms that the Registrant will disclose any such amounts in future shareholder reports, if necessary.

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen